Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109698

On October 23, 2003, The Titan Corporation distributed the following communication to holders of outstanding options.

October 22, 2003

Dear Titan Corporation Option Holder:

This letter concerns your outstanding options to purchase shares of The Titan Corporation common stock (your “Titan Options”). As I am sure you know, on September 15, 2003 Titan entered into a merger agreement (the “Merger Agreement”) with Lockheed Martin Corporation (“Lockheed Martin”) providing for the merger of Titan into a subsidiary corporation of Lockheed Martin (the “Merger”). This letter is intended to provide you with information about the conversion of your Titan Options into Lockheed Martin stock options in connection with the Merger. Please keep in mind that there are a number of conditions that must be satisfied before the Merger can close, including regulatory approval and a vote by Titan’s stockholders, and we do not expect the Merger to be competed until early next year.

Under the Merger Agreement, each Titan stock option that is outstanding and unexercised immediately before the effective time of the Merger will, upon the closing of the Merger:

1)	become fully vested, and

2)	be simultaneously converted into an option to purchase shares of Lockheed Martin common stock, with an appropriate adjustment in the number of shares and exercise price per share based on the exchange rate in the Merger Agreement; those options to purchase Lockheed Martin common stock will have the same value as the converted Titan options at the time of determination of the exchange ratio three days before closing, but will be subject to market changes to Lockheed common stock value after that date.

The duration and other terms of Titan stock options will otherwise be unchanged, except that references in the option agreements to Titan will be deemed to be references to Lockheed Martin. The following example shows the manner in which Titan options will be converted into replacement Lockheed Martin options upon the closing of the Merger.

Example: Assume for the purpose of an example that an individual has 1000 Titan Options with an exercise price of $8.15 per option. Since Lockheed has agreed to pay Titan shareholders $22 per share, the gain on each Titan Option is $13.85 ($22-$8.15) and the total gain is $13,850 (1000 options x $13.85). Also assume for this example that the average of the daily high and low sales prices per share of Lockheed Martin common stock on the New York Stock Exchange composite transaction tape for the ten consecutive full trading days ending on the third trading day prior to the effective date of the Merger is $50.00. Note that the use of $50.00 for the average Lockheed Martin stock price for this example is solely for the purpose of illustrating the calculation of the exchange rate. The average Lockheed Martin stock price could be higher or lower.

The exchange rate for Titan Options is then calculated by dividing $22 by the average Lockheed Martin common stock price ($50.00), resulting in an exchange rate of .44.

If your Titan Option had an exercise price of $8.15 per share, your replacement Lockheed Martin Option would have an exercise price of $18.52 per share ($8.15 divided by .44). Similarly, if your Titan Option was exercisable for 1,000 shares of Titan common stock, your replacement Lockheed Martin Option would be exercisable for 440 shares of Lockheed Martin common stock (1,000 multiplied by .44).

Completing the example, each Lockheed Martin Option would have a gain of $31.48 ($50-18.52) and the total gain is approximately the same $13,850 (440 options $31.48).

There are special rules that apply when calculating the exchange rate if the average Lockheed Martin stock price is higher than $58.00 (the “Upper Collar”) or less than $46.00 (the “Lower Collar”). If the average price exceeds the Upper Collar, then the exchange rate will be calculated using the Upper Collar instead of the average price. If average price is less than the Lower Collar, then the exchange rate will be calculated using the Lower Collar instead of the average price.

Following the Merger, the shares of Lockheed Martin common stock issuable under converted Titan options will be registered with the Securities and Exchange Commission so that the shares can then be traded on the stock market without restrictions.

You will be provided with more information concerning the exchange rate and Lockheed Martin’s stock option exercise procedures when the closing date of the Merger is closer, and please see below for where you can find more information about the proposed transaction. In the interim, if you have any questions, please feel free to contact Matthew G. Colvin at (858) 552-9506.

Sincerely,

/S/ Gene W. Ray

Gene W. Ray

Chief Executive Officer

The Titan Corporation

On October 15, 2003, Lockheed Martin and Titan filed with the Securities and Exchange Commission a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. Investors and security holders are urged to read the proxy statement/prospectus, and any amendments or supplements thereto, because it contains important information. A definitive proxy statement/prospectus will be sent to security holders of Titan seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by Lockheed Martin and Titan with the Commission at the Commission’s web site at www.sec.gov. In addition, shareholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting, The Titan Corporation, 3033 Science Park Rd., San Diego, CA 92121, Attention: Investor Relations. Shareholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, Attention: Corporate Secretary.

Titan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Titan stockholders. Collectively, as of April 4, 2003, the beneficial ownership of the directors and executive officers of Titan was approximately 6.3%. Stockholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.